Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129636

PROSPECTUS

JARDEN CORPORATION

6,150,123 Shares of Common Stock,

par value $0.01 per share

This prospectus relates to an aggregate of 6,150,123 shares of common stock, par value $0.01 per share, of Jarden Corporation that may be offered for sale by the persons named in this prospectus under the caption “Selling Stockholders”. The shares of common stock offered by this prospectus were issued as partial consideration in Jarden’s acquisition of The Holmes Group, Inc. In connection with that acquisition, we entered into a Registration Rights Agreement, dated June 28, 2005, with the selling stockholders and we are registering the shares pursuant to that agreement.

We will not receive any of the proceeds from the offer and sale of such shares of common stock. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of these shares of our common stock.

The shares of common stock may be offered for sale from time to time by each selling stockholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares of common stock will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares of common stock by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders.

Our registration of such shares of our common stock does not necessarily mean that the selling stockholders will sell any of our common stock that we have registered.

Our common stock trades on the New York Stock Exchange under the symbol “JAH.” On January 12, 2006, the last reported sale price of our shares on the New York Stock Exchange was $27.05 per share.

Please refer to “ Risk Factors” beginning on page 2 and in any prospectus supplement for a description of the risks you should consider when evaluating this investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2006.

You should rely only on the information included in or incorporated by reference into this prospectus or information we have referred to in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus is accurate on the date of this prospectus and may become obsolete later. Neither the delivery of this prospectus, nor any sale made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus. References to “Jarden,” “we,” “us” and “our” refer to Jarden Corporation.

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PROSPECTUS SUMMARY

This prospectus contains forward- looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors appearing under “Risk Factors” and elsewhere in this prospectus.

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section, as well as the financial statements and other information incorporated by reference into this prospectus under “Where You Can Find More Information,” before making an investment decision.

The Company

We are a global provider of a diversified array of branded consumer products marketed under well-known brand names including Ball®, Bee®, Bicycle®, Bionaire®, Campingaz®, Coleman®, Crawford®, Crock-Pot®, Diamond®, First Alert®, FoodSaver®, Forster®, Harmony®, Health o meter®, Holmes®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™. We operate three primary business segments: branded consumables, consumer solutions and outdoor solutions. Headquartered in Rye, New York, Jarden has over 16,000 employees worldwide.

The mailing address and telephone number of our principal executive offices are 555 Theodore Fremd Avenue, Rye, New York 10580 and (914) 967-9400. Our website is www.jarden.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

The Offering

The offering relates to the disposition of up to an aggregate of 6,150,123 shares of common stock, par value $0.01 per share, by certain selling stockholders.

Common stock outstanding as of January 11, 2006:	68,077,431 shares

Shares of common stock offered by selling stockholders:	6,150,123 shares of common stock

In addition, the shares of our common stock offered by this prospectus shall include an indeterminate number of additional shares of our common stock as may be issued to the selling stockholders to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Use of Proceeds:	We will not receive any proceeds from the sale of the shares of our common stock offered and sold by the selling stockholders pursuant to this prospectus. The selling stockholders will receive all of the proceeds from any such sales. See section entitled “Selling Stockholders.”

RISK FACTORS

Investing in our common stock involves risks, including the risks described in this prospectus, in any prospectus supplement and in the other documents that are incorporated herein by reference. You should carefully consider the risk factors together with all of the other information and data included in this prospectus, any prospectus supplement and the documents that are incorporated herein by reference before you decide to acquire any of our common stock. If any of the following risks actually occur, our business, results of operations and financial condition may suffer.

RISKS RELATING TO OUR BUSINESS

Our sales are highly dependent on purchases from several large customers and any significant decline in these purchases or pressure from these customers to reduce prices could have a negative effect on our future financial performance.

Due to consolidation in the U.S. retail industry, our customer base has become relatively concentrated. On a historical basis in 2004, one customer, Wal-Mart, accounted for approximately 17% of our consolidated net sales. On a pro forma basis, giving effect to our acquisitions of Bicycle Holding, Inc., American Household, and Holmes, Wal-Mart accounted for approximately 21.5% of our 2004 consolidated net sales. Our next four largest customers, in the aggregate, accounted for approximately 16% of our 2004 pro forma sales. A significant reduction in purchases from Wal-Mart or our other largest customers could have a material adverse effect on our business, results of operations and financial condition.

Although we have long-established relationships with many of our customers, we do not have any long-term supply or binding contracts or guarantees of minimum purchases. Purchases by our customers are generally made using individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, or delay purchases for a number of reasons beyond our control. Significant or numerous cancellations, reductions, or delays in purchases by customers could have a material adverse effect on our business, results of operations and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse effect on our gross profit margins and operating income.

We depend on a continuous flow of new orders from our large, high-volume retail customers; however, we may be unable to continually meet the needs of our customers. Furthermore, on-time delivery and satisfactory customer service are becoming increasingly important to our customers. Retailers are increasing their demands on suppliers to:

•	reduce lead times for product delivery, which may require us to increase inventories;

•	improve customer service, such as with direct import programs whereby product is supplied directly to retailers from third party suppliers; and

•	adopt new technologies related to inventory management such as Radio Frequency Identification, otherwise known as RFID, technology, which may have substantial implementation costs.

We cannot provide any assurance that we can continue to successfully meet the needs of our customers. A substantial decrease in sales to any of our major customers could have a material adverse effect on our business, results of operations and financial condition.

Seasonality and weather conditions, may cause our operating results to vary from quarter to quarter.

Sales of certain of our products are seasonal. Sales of our outdoor solutions products increase during warm weather months and decrease during winter. Additionally, sales of our home canning products generally reflect the pattern of the growing season, sales of our home improvement products are concentrated in the spring and summer months and sales of our consumer solutions products generally are strongest in the fourth quarter preceding the holiday season.

Weather conditions may also negatively impact sales of some of our consumer solutions and outdoor solutions products such as our Sunbeam® and Coleman® products. For instance, we may not sell as many of certain outdoor recreation products (such as lanterns, tents and sleeping bags) as anticipated if there are fewer natural disasters such as hurricanes and ice storms; mild winter weather may negatively impact sales of electric blankets, some health products and smoke or carbon monoxide detectors; and the late arrival of summer weather may negatively impact sales of outdoor camping equipment and grills. Additionally, sales of our home canning products and our home improvement products may be negatively impacted by unfavorable weather conditions and other market trends. Periods of drought, for example, could adversely affect the supply and price of fruit, vegetables and other foods available for home canning, and inclement weather may reduce the amount of time spent on home improvement projects. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon third-party suppliers whose failure to perform adequately could disrupt our business operations.

We currently source a significant portion of parts and products from third parties. Our ability to select and retain reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. We typically do not enter into long-term contacts with our primary vendors and suppliers. Instead, most parts and products are supplied on a “purchase order” basis. As a result, we may be subject to unexpected changes in pricing or supply of products. Any inability of our suppliers to timely deliver quality parts and products or any unanticipated change in supply, quality or pricing of products could be disruptive and costly to us.

Our reliance on manufacturing facilities and suppliers in Asia could make us vulnerable to supply interruptions related to the political, legal and cultural environment in Asia.

A significant portion of our products are manufactured by third-party suppliers in Asia, primarily the People’s Republic of China, or at our owned facility in southern China. Our ability to continue to select reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. Furthermore, the ability of our owned facility to timely deliver finished goods, and the ability of third-party suppliers to timely deliver finished goods and/or raw materials, may be affected by events beyond their control, such as inability of shippers to timely deliver merchandise due to work stoppages or slowdowns, or significant weather and health conditions (such as SARS) affecting manufacturers and/or shippers. Any adverse change in, among other things, any of the following could have a material adverse effect on our business, results of operations and financial condition:

•	our relationship with third-party suppliers;

•	the financial condition of third-party suppliers;

•	our ability to import products from these third-party suppliers or our owned facility; or

•	third-party suppliers’ ability to manufacture and deliver outsourced products on a timely basis.

We cannot assure you that we could quickly or effectively replace any of our suppliers if the need arose, and we cannot assure you that we could retrieve tooling and molds possessed by any of our third-party suppliers. Our dependence on these few suppliers could also adversely affect our ability to react quickly and effectively to changes in the market for our products. In addition, international manufacturing is subject to significant risks, including, among other things:

•	labor unrest;

•	political instability;

•	restrictions on transfer of funds;

•	domestic and international customs and tariffs;

•	unexpected changes in regulatory environments; and

•	potentially adverse tax consequences.

Labor in China has historically been readily available at relatively low cost as compared to labor costs applicable in other nations. China has experienced rapid social, political and economic change in recent years. We cannot assure you that labor will continue to be available to us in China at costs consistent with historical levels. A substantial increase in labor costs in China could have a material adverse effect on our business, results of operations and financial condition. Although China currently enjoys “most favored nation” trading status with the United States, the U.S. government has in the past proposed to revoke such status and to impose higher tariffs on products imported from China. We cannot assure you that our business will not be affected by the aforementioned risks, each of which could have a material adverse effect on our business, results of operations and financial condition.

Our operating results can be adversely affected by changes in the cost or availability of raw materials.

Pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Some of the products we manufacture require particular types of glass, paper, plastic, metal, wood or other materials. Supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. This could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on resin for many of the products in our consumer solutions and outdoor solutions business segments and the plastics solutions part of our other business segment. Resin prices have been rising in response to, among other things, higher oil prices. If resin prices or other material prices continue to rise in the future we can expect the cost of goods for our businesses to increase. Given that only some of this increase relates to contracts where we have pass-through pricing, the effect of the remainder of the increase could have a material adverse effect on our business, results of operations and financial condition. We also rely on glass for many of the products in our branded consumables business segment. Glass prices have been rising in response to higher natural gas prices. If glass prices continue to rise in the future we can expect the cost of goods for our branded consumables business to increase, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to several production-related risks which could jeopardize our ability to realize anticipated sales and profits.

In order to realize sales and operating profits at anticipated levels, we must manufacture or source and deliver in a timely manner products of high quality. Among others, the following factors can have a negative effect on our ability to do these things:

•	labor difficulties;

•	scheduling and transportation difficulties;

•	management dislocation;

•	substandard product quality, which can result in higher warranty, product liability and product recall costs;

•	delays in development of quality new products;

•	changes in laws and regulations, including changes in tax rates, accounting standards, environmental laws and occupational health and safety laws; and

•	changes in the availability and costs of labor.

Any adverse change in the above-listed factors could have a material adverse effect on our business, results of operations and financial condition.

Because we manufacture or source a significant portion of our products from Asia, our production lead times are relatively long. Therefore, we often commit to production in advance of firm customer orders. If we fail to forecast customer or consumer demand accurately we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are canceling orders or returning products. Additionally, changes in retailer inventory management strategies could make inventory management more difficult. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

We operate in some highly competitive industries. In these industries, we compete against numerous other domestic and foreign companies. Competition in the markets in which we operate is based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line.

In our branded consumables segment, we have direct competitors in most of our niche markets. In addition, in the market for home canning we compete with companies who specialize in other food preservation mediums such as freezing and dehydration. The market for plastic cutlery is extremely price sensitive and our competitors include Far East and domestic suppliers. Our competition in the market for rope, cord and twine includes Peerless and Bevis. In the market for playing cards our competition includes Angel, Cardinal Carta Mundi, Gemaco, Patch Products, Paul-Son, and a number of other manufacturers located in China.

In our consumer solutions segment, our FoodSaver® and Seal-a-Meal® appliances and bags compete with marketers of “conventional” food storage solutions, such as non-vacuum plastic bags and containers. In addition, our competitors include other manufacturers of home sealing appliances that heat- or vacuum-seal bags. As household penetration of home vacuum packaging systems has increased, more competitors have entered the market. As such, the market has become more price- and feature-sensitive. There are also several companies that manufacture industrial and commercial vacuum packaging products. In more mature small household appliance categories outside of home vacuum packaging, including blenders, toasters and irons, among others, our key competitors in the United States and Canada include Applica Incorporated, Cuisinart®, Kitchen Aid®, NACCO and Salton, Inc. In heated bedding products, our primary competitor is Biddeford. In scales, the key competitors include Homedics®/Metro-Taylor, and private label brands. Our key competitors for clippers, trimmers and accessories for professional users include Andis® and Wahl. The primary competitor to our hospitality business is Proctor-Silex®. Our key competitors in the home safety business include Kidde, Maple Chase and USI Industries. In portable air cleaning products, our primary competitors are DeLonghi, Honeywell/Kaz, Hunter, Ionic Breeze® and Ionic Pro LLC. In vaporizers and humidifiers, the key competitors are Honeywell/Kaz, Hunter and Lasko. The key competitors in portable heaters are Honeywell/Kaz, Lakewood, Lasko and Soleus. Our primary competitors in fans are Honeywell/Kaz, Hunter, King of Fans and Lasko.

In the outdoor solutions segment, our largest competitors include Igloo Corporation, Intex Corporation, VF Corporation, Johnson Outdoors, Kellwood Company and North Pole®.

We also face competition from the manufacturing operations of some of our current and potential customers with private label brands.

Many of our competitors are more established in their industries and have substantially greater revenue or resources than we do. Our competitors may take actions to match new product introductions and other initiatives. Since many of our competitors source their products from third parties, our ability to obtain a cost advantage through sourcing is reduced. Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, retailers often demand that suppliers reduce their prices on existing products. Competition could cause price reductions, reduced profits or losses, or loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

To compete effectively in the future in the consumer products industry, among other things, we must:

•	maintain strict quality standards;

•	develop new products that appeal to consumers; and

•	deliver products on a reliable basis at competitive prices.

Our inability to do any of these things could have a material adverse effect on our business, results of operations and financial condition.

If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired.

Our growth depends to a significant degree upon our ability to develop new customer relationships and to expand existing relationships with current customers. We cannot guarantee that new customers will be found, that any such new relationships will be successful when they are in place, or that business with current customers will increase. Failure to develop and expand such relationships could have a material adverse effect on our business, results of operations and financial condition.

If we cannot continue to develop new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

We believe that our future success will depend, in part, upon our ability to continue to introduce innovative design extensions for our existing products and to develop, manufacture and market new products. We cannot assure you that we will be successful in the introduction, manufacturing and marketing of any new products or product innovations, or develop and introduce in a timely manner innovations to our existing products that satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner, and at favorable margins, would harm our ability to successfully grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Our failure to successfully integrate recently acquired businesses could have a material adverse effect on our business and results of operations.

We have achieved growth through the acquisition of companies, including the recent acquisitions of American Household and Holmes. There can be no assurance that we will be able to integrate successfully the American Household and Holmes businesses into our existing business without substantial costs, delays or other operational or financial difficulties. There is also no assurance that we will be able to successfully leverage synergies among our businesses to increase sales and obtain cost savings. Additionally, the failure of the American Household and Holmes businesses to achieve expected results, diversion of our management’s attention, and failure to retain key American Household and Holmes personnel, could have a material adverse effect on our business, results of operations and financial condition.

Our results could be harmed if the cost of compliance with environmental, health and safety laws and regulations becomes too burdensome.

Our operations are subject to federal, state and local environmental and health and safety laws and regulations including those that impose workplace standards and regulate the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes. We believe that we are in material compliance with such laws and regulations and that the cost of maintaining compliance will not have a material adverse effect on our business, results of operations or financial condition. We do not anticipate having to make, and historically have not had to make, significant capital expenditures in order to comply with applicable environmental laws and regulations. However, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital expenditures will not be required.

In January 2003, the European Union (“EU”) issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with the directive, the “WEEE Legislation”), and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with this directive, the “RoHS Legislation”). If we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws will not have a material adverse effect on our business, results of operations and financial condition.

We may incur significant costs in order to comply with environmental remediation obligations.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may be liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, is a landfill or other location where we have disposed wastes, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of the past industrial operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. We do not believe that any of our existing remediation obligations, including at third-party sites where we have been named a potentially responsible party, will have a material adverse effect upon our business, results of operations or financial condition. However, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities that may be material.

Our business, results of operations and financial condition could be materially adversely affected by the loss of any key personnel and the inability to attract and retain appropriately qualified replacements.

We are highly dependent on the continuing efforts of our executive officers, including Martin E. Franklin, our Chairman and Chief Executive Officer, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our President and Chief Operating Officer. We believe these officers’ experience in the branded consumer products industry and our business, and with strategic acquisitions of complementary businesses within our primary business segments, has been vital to our historical growth and is instrumental to our future growth strategy. We also depend on the senior management of our operating segments. We currently have employment agreements with our executive officers. However, we cannot be assured that we will be able to retain any of these persons. Our business, results of operations and financial condition could be materially adversely affected by the loss of any of these persons and the inability to attract and retain appropriately qualified replacements.

Our indebtedness imposes constraints and requirements on our business and financial performance and our compliance and performance in relationship to these could materially adversely affect our financial condition and operations.

We have a significant amount of indebtedness. Our significant indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds.

The terms of our senior credit facility and the indenture governing our 9 3/4% senior subordinated notes due 2012, which we refer to as our Notes, allow us to issue and incur additional debt upon satisfaction of certain conditions. We anticipate that any future acquisitions we pursue as part of our growth strategy will be financed through a combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings. If new debt is added to current debt levels, the related risks described above could increase.

Our failure to generate sufficient cash to meet our liquidity needs may affect our ability to service our indebtedness and grow our business.

Our ability to make payments on and to refinance our indebtedness, including our Notes and amounts borrowed under our senior credit facility, and to fund planned capital expenditures and expansion efforts and strategic acquisitions we may make in the future, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, together with available cash and available borrowings under our senior credit facility, will be adequate to meet future liquidity needs for at least the next twelve months. However, we cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us under the senior credit facility in an amount sufficient to enable us to service indebtedness, including the debt securities, grow our business, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our Notes and our senior credit facility, on or before maturity. We cannot assure you that we will be able to do so on commercially reasonable terms or at all.

Changes in foreign, cultural, political and financial market conditions could impair our sales from international operations and financial performance.

Some of our products are sold in countries where economic growth has slowed, such as Japan; or where economies have suffered economic, social and/or political instability or hyperinflation in recent years, such as Mexico and Venezuela. The economies of other foreign countries important to our operations, including other countries in Europe, Latin America and Asia, could also suffer slower economic growth or economic, social and/or political instability in the future. International operations, including manufacturing and sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things:

•	new restrictions on access to markets;

•	lack of developed infrastructure;

•	inflation;

•	fluctuations in the value of currencies;

•	changes in and the burdens and costs of compliance with a variety of foreign laws and regulations, including tax laws, accounting standards, environmental laws and occupational health and safety laws;

•	political and economic instability;

•	increases in duties and taxation;

•	restrictions on transfer of funds; and

•	other adverse changes in policies, including monetary, tax and/or lending policies, encouraging foreign investment or foreign trade by our host countries.

Should any of these risks occur, our ability to export our products could be impaired and we could experience a loss of sales from our international operations.

Currency fluctuations may significantly increase our expenses and affect our results of operations, especially where the currency is subject to intense political and other environmental pressure, such as in the case of the Venezuelan Bolivar and the Chinese Renminbi.

While we transact business predominantly in U.S. dollars and most of our revenues are collected in U.S. dollars, a substantial portion of our costs, such as payroll, rent, and indirect operational costs, are denominated in other currencies, such as the European Euro, British Pound, Mexican Peso, Canadian Dollar, Venezuelan Bolivar, Japanese Yen and Chinese Renminbi. Changes in the relation of these and other currencies to the U.S. dollar will affect our sales and profitability and could result in exchange losses. For example, a devaluation of the Venezuelan Bolivar would impact our results of operations because the earnings of our Venezuelan operations would be reduced when translated into U.S. dollars. A stronger Mexican Peso would mean our products assembled or produced in Mexico would be more expensive to import into the United States or other countries, thereby reducing profitability of those products. Likewise, if the government of China allowed the Chinese Renminbi to rise substantially versus the U.S. dollar, the cost of our products produced in China would rise. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. There can be no assurance that the U.S. dollar foreign exchange rates will be stable in the future or that fluctuations in financial markets will not have a material adverse effect on our business, results of operations and financial condition.

Changes in the retail industry and markets for consumer products affecting our customers or retailing practices could negatively impact existing customer relationships and our results of operations.

We sell branded consumables, consumer solutions and outdoor solutions products to retailers, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, results of operations and financial condition.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require the carrying of additional inventories.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. We may be negatively affected by changes in the policies of our retailer customers, such as inventory destocking, limitations on access to shelf space, use of private label brands, price demands and other conditions, which could negatively impact our results of operations.

Our business involves the potential for product recalls and product liability claims against us, which could affect our earnings and financial condition.

As a manufacturer and distributor of consumer products, we are subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly to us and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell.

We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain such insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of insurance coverage. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

Our product liability insurance program is an occurrence-based program based on our current and historical claims experience and the availability and cost of insurance. We currently either self insure or administer a high retention insurance program for product liability risks. Historically, product liability awards have rarely exceeded our individual per occurrence self-insured retention. We cannot assure you, however, that our future product liability experience will be consistent with our past experience.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours, which could adversely affect our market share and results of operations.

Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. Our principal intellectual property rights include our trademarks. In our branded consumables segment, these include the Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke® and Storehorse® brand names. In the consumer solutions segment, the principal trademarks consist of Bionaire®, BRK®, Crock Pot®, First Alert®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal® and Sunbeam®. Our other brands used include Health at Home®, Mixmaster®, Osterizer®, Hydrosurge®, and Blanket with a Brain®. The principal trademarks in outdoor solutions are Coleman® and Campingaz®. Other trademarks in that segment include Coleman Exponent® and Roadtrip™.

We also hold numerous design and utility patents covering a wide variety of products. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

We may not be able to implement or operate successfully and without interruptions the operating software systems and other computer technologies that we depend on to operate our business, which could negatively impact or disrupt our business.

We are in the process of selecting or implementing new operating software systems within a number of our business segments and complications from these projects could cause considerable disruptions to our business. While significant testing will take place and the rollout will occur in stages, the period of change from the old system to the new system will involve risk. Application program bugs, system conflict crashes, user error, data integrity issues, customer data conflicts and integration issues among our legacy systems all pose potential risks.

Implementing data standards such as RFID, which our largest customers are requiring that we use, involves significant effort across the entire organization. Any problems with or delays of this implementation could impact our ability to do business and could result in higher implementation costs and reallocation of human resources.

We rely on other companies to maintain some of our information technology infrastructure. Should they fail to perform due to events outside our control, it could affect our service levels and threaten our ability to conduct business. In addition, natural disasters such as hurricanes may disrupt our infrastructure and our disaster recovery process may not be sufficient to protect against loss.

Additionally, our business operations are dependent on our logistical systems, which include our order management systems and our computerized warehouse systems. Any interruption in our logistical systems could impact our ability to procure our products from our factories and suppliers, transport them to our distribution facilities, store them and deliver them to our customers on time and in the correct amounts.

Failure to successfully implement our restructuring projects timely and economically could materially increase our costs and impair our results of operations.

We are in the process of a significant restructuring project for our European operations and a number of other restructuring and reorganization projects. In Europe, we are ceasing production at a portion of our Lyon, France facility and sourcing products formerly made there from third parties. In addition, the European restructuring project is subject to numerous governmental approvals. There can be no assurance that the European restructuring project can be completed on time or within our projected costs. Furthermore, this restructuring project will result in an increased reliance on sourced finished goods from third parties, particularly international vendors. Our failure to implement these projects economically and successfully could have a material adverse effect on our business, financial condition and results of operations.

A deterioration in relations with our labor unions could have a material adverse effect on our business, financial condition and results of operations.

Approximately 380 union workers are covered by four collective bargaining agreements at four of our U.S. facilities. These agreements expire at our jar closure facility (Muncie, Indiana) in October 2006, at our kitchen match and toothpick manufacturing facility (Cloquet, Minnesota) in February 2008, at our metals facility (Greeneville, Tennessee) in October 2007, and at our fire extinguisher plant (Aurora, Illinois) in May 2007. Additionally, approximately 165 employees at our Legutiano, Spain manufacturing facility, 90 employees at our Lyon, France facility, 75 employees at our Barquisemeto, Venezuela facility and 500 employees at our Acuna, Mexico facility are unionized.

We have not experienced a work stoppage during the past five years except for brief work stoppages in 2004 in Lyon, France in connection with our restructurings at that location. Management believes that its relationships with our employees and collective bargaining unions are satisfactory.

Our senior credit facility and the Indenture related to our Notes contain various covenants which limit our management’s discretion in the operation of our business and the failure to comply with such convents could have a material adverse effect on our business, financial condition and results of operations.

Our senior credit facility and the indenture related to our Notes contain various provisions that limit our management’s discretion by restricting our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, our senior credit facility requires us to meet certain financial ratios. Any failure to comply with the restrictions of our senior credit facility and the indenture related to our Notes or any other subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Furthermore, substantially all of our domestic assets are pledged to secure our indebtedness under our senior credit facility. If we default on the financial covenants in our senior credit facility, our lenders could foreclose on their security interest in our assets, which would have a material adverse effect on our business, results of operations and financial condition.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and New York Stock Exchange market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Furthermore, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

RISKS RELATING TO OUR STOCK

Provisions in our charter documents and of Delaware law could prevent, delay or impede a change in control of our company and may depress the market price of our common stock.

Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares of common stock and could, as a result, reduce the likelihood of an increase in the price of our common stock that would otherwise occur if a bidder sought to buy our common stock.

The sale of the shares registered in this offering could cause our stock price to decline.

All shares registered in this offering will be freely tradable upon effectiveness of this registration statement. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and be highly volatile.

The market price for our common stock may be volatile, which may adversely affect the market price of our common stock.

The market price for our common stock is volatile. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	our liquidity needs and constraints;

•	changes in management and other personnel;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	developments in the financial markets;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments; and

•	perceived dilution from stock issuances for acquisitions, our 2005 equity investment financing and other transactions.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly traded companies may adversely affect the market price of our common stock.

We may issue a substantial amount of our common stock in connection with future acquisitions and the sale of those shares could adversely affect our stock price.

As part of our growth strategy, we may issue additional shares of our common stock, preferred stock and other securities. We may file future shelf registration statements with the Commission that we may use to sell shares of our common stock, preferred stock and other securities from time to time in connection with acquisitions. To the extent that we are able to grow through acquisitions for common stock or other securities convertible into our common stock, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our capital stock in connection with these acquisitions may be more likely to sell large quantities of their capital stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares of common stock in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock.

We have outstanding an aggregate of 68,077,431 shares of our common stock as of January 11, 2006. The sale and issuance of a substantial amount of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

There is a concentration of voting power and other indications of influence on the Company.

As of the date of this prospectus, Warburg Pincus Private Equity VIII, L.P. and certain of its affiliated funds (which we refer to collectively as Warburg Pincus) and Berkshire Partners LLC and certain of its affiliated funds (which we refer to as Berkshire) collectively control approximately 28% of the total voting power of the Company in the election of directors and with respect to other matters presented to the stockholders for a vote. The capital structure and the concentrated ownership of Warburg Pincus and Berkshire in our common stock are likely to limit substantially the possibility of and chances of success for a hostile tender offer, which is usually at a premium over the then-current market price of a target company’s stock or other takeover proposal or proxy contest which could remove directors if Warburg Pincus and Berkshire are opposed to such offer or proposal.

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus, and other written or oral statements by us or our authorized officers on our behalf, may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

Before you invest in our common stock, you should be aware that the occurrence of the events described in the immediately above section captioned “Risk Factors” and otherwise discussed elsewhere in this prospectus or in materials incorporated in this prospectus by reference to our other filings with the Securities and Exchange Commission, could have a material adverse affect on our business, results of operation and financial condition.

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources or our estimates based on management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the Commission. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission, which documents contain important information about Jarden and our common stock:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 2, 2005, as amended on Form 10-K/A, filed on May 2, 2005, and as further amended on Form 10-K/A, filed on May 16, 2005;

(b)	Our Form 12b-25 filed on May 10, 2005;

(c)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005;

(d)	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed on August 9, 2005;

(e)	Our quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005;

(f)	Our current report on Form 8-K, Date of Event – June 28, 2004, filed on July 13, 2004, as amended on Form 8-K/A, filed on August 6, 2004;

(g)	Our current report on Form 8-K, Date of Event – January 24, 2005, filed on January 27, 2005, as amended on Form 8-K/A, filed on March 24, 2005;

(h)	Our current report on Form 8-K, Date of Event – April 11, 2005, filed on April 13, 2005;

(i)	Our current report on Form 8-K, Date of Event – May 1, 2005, filed on May 5, 2005;

(j)	Our current report on Form 8-K, Date of Event – June 9, 2005, filed on June 15, 2005;

(k)	Our current report on Form 8-K, Date of Event – June 23, 2005, filed on June 27, 2005;

(l)	Our current report on Form 8-K, Date of Event – June 29, 2005, filed on June 29, 2005;

(m)	Our current report on Form 8-K, Date of Event – June 28, 2005, filed on July 5, 2005;

(n)	Our current report on Form 8-K, Date of Event – July 18, 2005, filed on July 20, 2005, as amended on Form 8-K/A filed on September 29, 2005;

(o)	Our current report on Form 8-K, Date of Event – July 28, 2005, filed on July 28, 2005, as amended on Form 8-K/A filed on July 28, 2005;

(p)	Our current report on Form 8-K, Date of Event – October 27, 2005, filed on October 27, 2005; and

(q)	The description of our common stock contained in our registration statement on Form 8-A/A filed on May 1, 2002, including any amendments or reports filed for the purpose of updating that description.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus and prior to termination of the offering are incorporated by reference in this prospectus and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates herein by reference important business and financial information about us that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to us at 555 Theodore Fremd Avenue, Rye, New York 10580, Attention: Secretary, or call (914) 967-9400.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

THE COMPANY

We are a global provider of a diversified array of branded consumer products marketed under well-known brand names including Ball®, Bee®, Bicycle®, Bionaire®, Campingaz®, Coleman®, Crawford®, Crock-Pot®, Diamond®, First Alert®, FoodSaver®, Forster®, Harmony®, Health o meter®, Holmes®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™. Our growth strategy of acquiring businesses with highly recognized brands, innovative products and multi-channel distribution has resulted in significant growth in revenue and earnings.

We have achieved leading market positions in a number of categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging our strong brand portfolio, category management expertise and superior customer service, we have established and continue to maintain long-term relationships with leading retailers within these channels. For example, we have serviced Wal-Mart and Home Depot since their openings in 1962 and 1978, respectively, and are currently category manager at these and other retailers in certain categories. Moreover, several of our leading brands, such as Ball® jars, Coleman® lanterns, Diamond® kitchen matches and Bicycle® playing cards, have been in continuous use for over 100 years. We continue to strive to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

On January 24, 2005, we acquired American Household, Inc., referred to as American Household, a leading designer, manufacturer and marketer of branded household and outdoor leisure consumer products in both domestic and international markets through its two principal businesses, The Coleman Company, Inc. and Sunbeam Products, Inc. Coleman sells principally outdoor leisure and camping products, and Sunbeam Products sells principally household kitchen appliances, personal care and wellness products for home use and home safety equipment. American Household’s principal brands, which include Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster®, and Sunbeam®, have high levels of brand name recognition among consumers.

On July 18, 2005, we completed our acquisition of The Holmes Group, Inc., referred to as Holmes, a privately held company, for approximately $420 million in cash and 6.15 million shares of our common stock. Holmes is a leading manufacturer and distributor of home environment and small kitchen electrics under brand names such as Bionaire®, Crock-Pot®, Harmony®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain™.

We operate three primary business segments: branded consumables, consumer solutions and outdoor solutions. Our branded consumables products include many household staples under well known brand names such as Ball®, Bicycle®, Diamond®, Forster®, Lehigh®, Leslie-Locke® and Loew-Cornell®, all of which were included as part of the branded consumables segment prior to our acquisition of American Household. With the acquisition of American Household we have added the First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam® branded products to our consumer solutions segment and established a strong market position in the camping equipment and outdoor living industry under the Campingaz® and Coleman® brand names within our newly-formed “outdoor solutions” business segment. With acquisition of Holmes we added the Bionaire®, Crock-Pot®, Harmony®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain™ branded products to our consumer solutions segment. We also operate several other businesses that manufacture, market and distribute a wide variety of plastic products, including jar closures, contact lens packaging, plastic cutlery, refrigerator door liners, surgical devices and syringes, as well as zinc strip and fabricated zinc products. Many of our plastic products are consumable in nature or represent components of consumer products. Due to the size of these businesses, they will be grouped in and their results and assets have been included in the “other” category of our segment information in our Commission filings for periods after the American Household acquisition.

Branded Consumables. We manufacture or source, market and distribute a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children’s card games, clothespins, collectible tins, craft items, food preparation kits, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets its products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke® and Loew-Cornell® brand names, among others.

Consumer Solutions. We manufacture or source, market, distribute and license rights to an array of innovative consumer products that are designed to enhance consumers lives by enhancing sleep, health, personal care, cooking and other daily necessities with market-leading products such as coffee makers, bedding, home vacuum packaging machines, smoke and carbon monoxide alarms, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. We sell kitchen products under the well known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival® , Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™ brand names. Home safety products are sold under the BRK® and First Alert® brand names, while personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. Our portable air cleaning products are sold under the Bionaire® and Harmony® brand names, and our fans and heaters are sold under the well known Holmes® and Patton® brand manes.

Outdoor Solutions. We manufacture or source, market and distribute consumer leisure products worldwide under, and license rights to, the Campingaz® and Coleman® brand names for use outside the home or away from the home, such as products for camping, backpacking, tailgating, backyard grilling and other outdoor activities.

Other. In addition to the three primary business segments described above, our other business segment consists primarily of our plastic consumables business, which manufactures, markets and distributes a wide variety of consumer and medical plastic products for customers and our other primary business segments, and our zinc strip business, which is the largest producer of zinc strip and fabricated products in North America, including low denomination coinage. The plastic products include closures, contact lens packaging, plastic cutlery, refrigerator door liners, surgical devices and syringes. Many of our plastic products are consumable in nature or represent components of consumer products.

Our principal executive offices are located at 555 Theodore Fremd Avenue, Rye, New York 10580.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock offered and sold by the selling stockholders pursuant to this prospectus. The selling stockholders will receive all of the proceeds from any such sales. See section entitled “Selling Stockholders” below.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of our common stock as of January 11, 2006 by each of the selling stockholders, and as adjusted to reflect the sale of the shares in this offering. As of January 11, 2006, approximately 68,077,431 shares of our common stock were outstanding. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders.

All of the selling stockholders received their shares of Jarden common stock under the terms of an Agreement and Plan of Merger, dated as of June 28, 2005, as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 18, 2005, by and among Jarden, Holmes, JCS/THG, LLC, a wholly owned subsidiary of Jarden, and the selling stockholders, pursuant to which Holmes merged with and into JCS/THG, LLC and all of the outstanding shares of capital stock of Holmes were converted into a combination of shares of Jarden common stock and cash. The registration statement to which this prospectus relates is being filed pursuant to a Registration Rights Agreement, dated as of June 28, 2005, by and among Jarden and the selling stockholders. Subject to the terms and conditions of the Registration Rights Agreement, we agreed to file the registration statement to cover the shares of Jarden common stock received by each selling stockholder in the merger. This prospectus relates to the disposition of up to an aggregate of 6,150,123 shares of common stock, par value $0.01 per share, by the selling stockholders, which is the total number of shares of common stock issued pursuant to the Agreement and Plan of Merger, as amended. We may amend or supplement this prospectus from time to time to update the disclosure hereunder.

Our registration of such shares of our common stock does not necessarily mean that the selling stockholders will sell any of our common stock that we have registered.

Certain of the selling stockholders, indicated below with a double asterisk (**), are employees of Jarden, but otherwise, the selling stockholders have not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

Each selling stockholder has informed us that it is not a registered broker-dealer. Except as set forth below, each selling stockholder has informed us that it is not an affiliate of a registered broker-dealer. Each selling stockholder that is an affiliate of a broker-dealer has represented to us that such selling stockholder acquired its shares in the ordinary course of business and, at the time of the purchase of the shares such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock.

Shares listed under the heading “Number of Shares Being Offered” represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

The information under the heading “Shares of Common Stock Beneficially Owned After Offering” assumes each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. Each selling stockholder may sell all, part or none of its shares.

The information under the heading “Shares of Common Stock Beneficially Owned Prior to Offering” is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from January 11, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable laws. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person below.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent (2)		Number	Percent
Bain & Company, Inc. (3)	109,884	*	109,884	0	*
Berkshire Investors LLC (4)	408,778	*	408,778	0	*
Berkshire Fund IV, Limited Partnership (4)	2,886,474	4.2%	2,886,474	0	*
Berkshire Fund V, Limited Partnership (4)	1,201,306	1.8%	1,201,306	0	*
Dusseault, David**	5,914	*	5,914	0	*
FSC Corp. (5)	101,982	*	101,982	0	*
Goldstein, Andrew	3,329	*	3,329	0	*
Harris, Stephen	10,061	*	10,061	0	*
Jordan A. Kahn Family Limited Partnership (6)	196,131	*	196,131	0	*
Kahn, Jordan A.**	563,121	*	563,121	0	*
Liu, Woon Fai**	48,729	*	48,729	0	*
Manning, Thomas K.	29,872	*	29,872	0	*
Marino, Francis E.	760	*	760	0	*
Pan, Gordon G.	1,640	*	1,640	0	*
Pentland USA, Inc. (7)	152,445	*	152,445	0	*
Powers, Paul J., Jr.	6,740	*	6,740	0	*
Rosenzweig, Brenda	1,255	*	1,255	0	*
Rosenzweig, Francine	1,255	*	1,255	0	*
Rosenzweig, Mark	1,255	*	1,255	0	*
Rosenzweig, Max and Aviva (Joint Tenants with rights of survivorship)	8,663	*	8,663	0	*
Rosenzweig, Stanley	115,545	*	115,545	0	*
Sigler & Co. (8)	3,906	*	3,906	0	*

	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent (2)		Number	Percent
Squam Lake Investors II, L.P. (9)	156,068	*	156,068	0	*
Squam Lake Investors III, L.P. (9)	41,200	*	41,200	0	*
Vision 2005 Investment Partners L.P. (10)	93,810	*	93,810	0	*
TOTAL	6,150,123	9.0%	6,150,123	0	*

*	Less than 1%.

(1)	Of the total shares of common stock listed as owned by the selling stockholders, a total of 620,580 shares are held in escrow by Mellon Bank of New England, N.A., as agent, to secure certain obligations pursuant to a Seller Contribution and Indemnity Agreement entered into by former Holmes stockholders in connection with the Agreement and Plan of Merger with Holmes. These shares may be sold or otherwise transferred to satisfy certain indemnity obligations of the former Holmes stockholders under the Agreement and Plan of Merger. It is expected that the shares that are not sold or otherwise transferred to satisfy obligations will be released from escrow on April 30, 2007 (except with respect to such number of shares, if any, as may be needed to secure any then-outstanding claims or obligations). The number of shares indicated as owned by each selling stockholder includes those shares (representing approximately 10% of the number of shares listed as beneficially owned by each selling stockholder), which such selling stockholder is entitled to receive upon distribution of these shares from escrow pursuant to the Seller Contribution and Indemnity Agreement.

(2)	Applicable percentage of ownership for each selling stockholder is based on 68,077,431 shares of our common stock outstanding as of January 11, 2006.

(3)	Voting decisions at Bain & Company, Inc. are made by a twelve member board of directors and therefore, no single member of the board has voting or investment authority.

(4)	An investment fund affiliated with Berkshire Partners LLC. Investment and voting decisions with respect to this investment fund are ultimately made by the nine managing directors of Berkshire Partners LLC, and therefore, no single managing director or individual has voting or investment authority with respect to such shares.

(5)	FSC Corp. has voting and disposition power with respect to such shares. Bank of America Corporation (“BAC”) may be deemed to have shared voting and investment power with respect to such shares by virtue of its ownership of FSC Corp. BAC also has affiliates which are registered as broker-dealers with the Commission.

(6)	A limited partnership of which Jordan A. Kahn serves as the general partner. Mr. Kahn would be deemed to be the beneficial owner of such shares.

(7)	A wholly-owned subsidiary of Pentland Group plc, a privately-held British company headquartered in London. R. Stephen Rubin directly or indirectly owns a majority-in-interest and serves as the chairman of Pentland Group plc.

(8)	A nominee holder for the following entities: Highland Legacy Collateral, Highland V NT Financing, Pamco Cayman Ltd., and Restoration CLO.

(9)	GPI, Inc. , an affiliate of Bain & Company, Inc., described in footnote 3 above, is the managing general partner of Squam Lake Investors II, L.P. and Squam Lake Investors III, L.P. Investment and voting decisions at GPI, Inc. are made by a five member board of directors, and therefore, no single member of the board has voting or investment authority.

(10)	A limited partnership of which Greg White, a former officer and director of Holmes serves as the general partner. Mr. White would be deemed to be the beneficial owner of these shares.

DESCRIPTION OF COMMON STOCK

The following description of our common stock does not purport to be complete and is subject in all respects to applicable Delaware law and qualified by reference to the provisions of our restated certificate of incorporation, as amended, and bylaws. Copies of our certificate of incorporation and bylaws are incorporated by reference and will be sent to stockholders upon request. See “Where Can You Find More Information.”

Authorized Common Stock

We have authorized 150,000,000 shares of our common stock, par value $0.01 per share. As of January 11, 2006, there were 68,077,431 shares of our common stock outstanding.

Voting Rights

The holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, including the election of directors. No holders of our common stock have any right to cumulative voting.

Dividend Rights

Subject to any preferential rights of any outstanding series of preferred stock, created by our board of directors, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefore. We currently do not and do not intend to pay cash dividends on our common stock in the foreseeable future, and, at this time, are restricted from doing so under the terms of our credit facility and the indenture governing our senior subordinated notes.

Rights Upon Liquidation

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Preemptive Rights

Holders of our common stock have no preemptive rights or rights to convert their shares of common stock into any other securities.

Other Rights

There are no redemption or sinking fund provisions applicable to our common stock.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of our common stock or interests in shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock or interests in shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales or other dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or other disposition.

The selling stockholders may use any one or more of the following methods when selling or otherwise disposing of shares or interests therein:

•	market transactions in accordance with the rules of the New York Stock Exchange or any other available markets or exchanges;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	distributions to the partners and/or members of the selling stockholders;

•	redemptions or repurchases of interests owned by partners and/or members of the selling stockholders;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	an over-the-counter distribution in accordance with applicable rules of any stock markets, exchanges, and other similar self-regulatory organizations;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

To the extent permitted, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

Short selling occurs when a person sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale. Significant amounts of short selling, or the perception that a significant amount of short sales could occur, could depress the market price of our common stock. In contrast, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them will be the purchase price of our common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

At the time a particular offer of shares is made, to the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions, discounts or other item constituting compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

Pursuant to the terms of the Registration Rights Agreement, we have agreed with the Selling Stockholders to use commercially reasonable efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the securities covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or such other exemption from the registration requirements of the Securities Act, (2) the date on which the shares registered on said registration statement may be sold pursuant to Rule 144(k) promulgated under the Securities Act or (3) the third anniversary of the initial effective date of said registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the Commission’s Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the Commission’s Public Reference Room.

Our common stock is traded on the New York Stock Exchange under the symbol “JAH.” Materials filed by us may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

With respect to our common stock, this prospectus omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus is a part. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

You should rely on the information contained in this prospectus and in the registration statement as well as other information you deem relevant. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale or exchange of securities, however, we have a duty to update that information while this prospectus is in use by you where, among other things, any facts or circumstances arise which, individually or in the aggregate, represent a fundamental change in the information contained in this prospectus or any material information with respect to the plan of distribution was not previously disclosed in the prospectus or there is any material change to such information in the prospectus. This prospectus does not offer to sell or solicit any offer to buy any securities other than our common stock to which it relates, nor does it offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

EXPERTS

The consolidated financial statements of Jarden Corporation and subsidiaries (the “Company”), appearing in the Company’s Annual Report on Form 10-K/A Amendment No. 2 for the year ended December 31, 2004 (including the schedule appearing therein), and Jarden Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein (which did not include an evaluation of the internal control over financial reporting of Bicycle Holding, Inc., including its wholly owned subsidiary United States Playing Card Company (collectively “USPC”), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of USPC from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment shall have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bicycle Holding, Inc. and subsidiaries as of and for the year ended September 28, 2003 incorporated in this prospectus by reference from Jarden Corporation’s Current Report on Form 8-K/A dated August 6, 2004, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the sale of Bicycle Holding, Inc.), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of American Household, Inc. and subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 incorporated in this prospectus by reference from Jarden Corporation’s Current Report on Form 8-K/A dated March 24, 2005 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the fresh start reporting described in Note 10, the change in accounting for goodwill and other intangible assets in 2002 described in Notes 2 and 4 and the sale of American Household, Inc. described in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Holmes Group, Inc. and its subsidiaries incorporated in this prospectus by reference to Jarden Corporation’s Current Report on Form 8-K/A filed September 29, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York. Any underwriters will be advised of the other issues relating to any offering by their own legal counsel.

PROSPECTUS

JARDEN CORPORATION

6,150,123 Shares of Common Stock,

par value $0.01 per share

January 13, 2006

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.